UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended January 30, 2004
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to _________

Commission file number	1-7898

A.  Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:
                               Lowe's 401(k) Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
                               Lowe's Companies, Inc.
                               1000 Lowe's Boulevard
                               Mooresville, NC  28117

Lowe's 401(k) Plan
January 30, 2004 and January 31, 2003

Table of Contents

Page No.
Exhibit Index	3

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available For Benefits as of January 30, 2004 and January 31, 2003	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended January 30, 2004 and January 31, 2003	6

Notes to Financial Statements for the Years Ended January 30, 2004 and January 31, 2003	7-10

Supplemental Schedule as of January 30, 2004

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
11
Signatures	12

NOTE: All other supplemental schedules required by 29 CFR 2520.103-10 of Rules and Regulations for Reporting and Disclosure under the Employment Retirement Security Act of 1974 are omitted because they are not applicable.

Lowe's 401(k) Plan

Exhibit Index

Form 11-K for the Year Ended January 30, 2004

Exhibit No.	Description of Exhibit
23	Consent of Deloitte & Touche, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants in

    Lowe's 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Lowe's 401(k) Plan (the

"Plan") as of January 30, 2004 and January 31, 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board

(United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 30, 2004 and January 31, 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United

States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Hickory, North Carolina

July 16, 2004

LOWE'S  401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 30, 2004 AND JANUARY 31, 2003

	JANUARY 30,	JANUARY 31,
	2004	2003
Assets
Investments (Notes 1, 2, 3, 4 and 6):
Investments, at fair value	$2,494,680,352	$1,730,870,152
Investments, at contract value	95,517,211	88,958,215
Total investments	2,590,197,563	1,819,828,367

Receivables:
Employer's contribution	63,687,442	67,083,158
Participants' contributions	3,418,862	2,810,533
Accrued interest and dividends	260,186	365,258
Total receivables	67,366,490	70,258,949

Cash	-	26,371

Total assets	2,657,564,053	1,890,113,687

LIABILITIES - Due to broker for securities purchased	1,319,907	1,203,242

NET ASSETS AVAILABLE FOR BENEFITS	$2,656,244,146	$1,888,910,445

See notes to financial statements

LOWE'S 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JANUARY 30, 2004 AND JANUARY 31, 2003

	JANUARY 30,	JANUARY 31,
	2004	2003
ADDITIONS:
Investment income:
Net appreciation in fair value of
investments (Notes 2 and 3)	$936,337,486	$ -
Interest	2,864,446	4,313,578
Dividends	6,690,481	3,455,435
Total investment income	945,892,413	7,769,013

Contributions (Note 1):
Employer's	91,297,091	86,915,551
Participants'	101,386,102	74,716,655
Total contributions	192,683,193	161,632,206

Transfers from Lowe's Companies Employee Stock Ownership
Plan (Notes 1 and 8)	-	2,006,155,616

Total additions	1,138,575,606	2,175,556,835

DEDUCTIONS:
Investment loss -
Net depreciation in fair value of
investments (Notes 2 and 3)	-	(555,582,966)
Benefits paid to participants (Note 1)	(371,240,550)	(190,508,569)
Administrative expenses (Note 6)	(1,355)	(887)

Total deductions	(371,241,905)	(746,092,422)

Net increase	767,333,701	1,429,464,413

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,888,910,445	459,446,032
End of year	$2,656,244,146	$1,888,910,445

See notes to financial statements

LOWE'S 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JANUARY 30, 2004 AND JANUARY 31, 2003

1.       DESCRIPTION OF THE PLAN

The following description of the Lowe's 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:  The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe's Companies, Inc. and subsidiaries (the "Plan Sponsor") who have completed 90 days of continuous service.  The Fiduciary Committee of the Board of Directors (the "Board") controls and manages the operation and administration of the Plan.  State Street Bank and Trust Company ("State Street") serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of

1974 ("ERISA").

Plan Merger:   On May 10, 2002, the Board voted to merge the Lowe's Companies Employee Stock Ownership Plan

(the "ESOP") into the Plan.  Effective as of September 13, 2002, the Plan was amended and all assets of the ESOP,

totaling $1,996,025,444 were transferred to the Plan.  Participants in the former ESOP were fully vested as of the merger date and all ESOP investments were transferred into a segregated account within the Plan.  Subsequent to the transfer, participants could diversify their former ESOP investment into any of the Plan's twelve investment options.  The Plan Sponsor made no contributions to the ESOP in 2002 but instead made contributions to the Plan based on a performance matching schedule, approved by the Board, as described below.

Contributions:  Effective June 22, 2002, each year, participants may contribute up to 50% of their pretax annual compensation, as defined by the Plan, subject to the Internal Revenue Code limitations.  Prior to June 22, 2002,

participants were allowed to contribute up to 10% of their pretax annual compensation.  The minimum contribution for participants is 1% of their pretax compensation. Effective June 22, 2002, the baseline matching contribution

(the "Baseline Match") under the Plan is as follows: the first 1% contributed is matched by the Plan Sponsor at the rate of 100% and participant contributions in excess of  1% and up to 6% are matched at a rate of 25% after the first anniversary of the participants date of hire.  Prior to June 22, 2002, the first $5 per week contributed was matched by the Plan Sponsor at the rate of 100% and participant contributions in excess of $5 up to 6% of the participant's eligible salary were matched at a rate established annually by the Plan Sponsor's Board of Directors (25% for the Plan year

ended January 31, 2003).   Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Performance Matching:  Effective for the Plan year beginning February 2, 2002, the Board approved a performance matching contribution (the "Performance Match") in addition to the above-mentioned Baseline Match for Plan participants with three or more years of service and who are actively employed on the last day of the fiscal year for which the Performance Match is being determined.  The match amount is determined based on growth in the Plan

Sponsor's net earnings before taxes from the prior fiscal year.  Currently, eligible participants could receive as much as 350% of their Baseline Match based on earnings growth.  The Performance Match is contributed on the second

Monday of April each year.  During 2004 and 2003, the Board approved performance matching contributions for the

2003 and 2002 plan years to all eligible participants totaling approximately $63 million and $66 million, respectively

Participant Accounts:  Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the employer contribution, and allocations of Plan earnings, and charged with benefit payments and allocations of Plan losses and investment expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:  All participants are 100% vested in the Plan at all times.

Investments: The 14 investment options to which participants may direct their contributions include one fixed income fund, three lifestyle funds, two small-cap funds, two mid-cap funds, four large-cap funds, one international fund, and a Lowe's Companies stock fund.  Prior to August 4, 2001, all matching contributions made by the Plan

Sponsor were invested in the employer fund which consisted of investment contracts and was not directed by participants.  Effective August 4, 2001, trust assets under the Plan attributed to a participant's previously accumulated employer fund balance and future matching contributions are invested in the investment funds available under the Plan by the trustee as directed by participants.

Payment of Benefits:  On termination of service for any reason, a participant receives a lump-sum amount equal to the value of the participant's vested account.

The Plan allows for in‑service withdrawals to participants under age 59‑1/2 only in cases of financial hardship and such withdrawals must total at least $1,000 and be approved by the Plan's record-keeper or the Plan Sponsor.  Participants who have attained age 59‑1/2 are entitled to a one time in‑service withdrawal of all of their accumulated balances.

The Plan allows for a one-time in-service withdrawal to participants in the former ESOP who have attained 20 or more years of service with the Plan Sponsor.  Eligible participants may withdraw 50% of their former ESOP Account balance by requesting a distribution through the Lowe's 401(k) Action Line.  The distribution may be transferred to either an IRA or paid directly to the participant.

Plan Year:  The plan year coincides with the fiscal year of Lowe's Companies, Inc., which generally ends on the Friday closest to January 31 of each year.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate,

credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition:  Investments, other than the investment contracts, are stated at fair value.

Guaranteed investment contracts are stated at contract value (See Note 4).  Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the prior business day.  Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan.  Money market funds are valued at cost plus accrued interest, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest and dividend income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

Payments of Benefits:  Benefits are recorded when paid.

Expenses:  As provided by the Plan document, administrative expenses (excluding certain investment management expenses)

of the Plan are paid by the Plan Sponsor.

3.       INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets available for benefits as of

January 30, 2004 and January 31, 2003:

	January 30,	January 31,
	2004	2003

Lowe's Companies, Inc. common stock
43,798,543 and 48,053,267 shares, respectively	$ 2,345,411,977	$ 1,642,460,666

During fiscal years 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold,

as well as held during the year) appreciated (depreciated) in value by $936,337,486 and ($555,582,966), respectively, as follows:

	Fiscal Year 2003	Fiscal Year 2002

Mutual funds	$ 26,053,638	$ (16,715,704)
Common stock	910,283,848	(538,867,262)
	$ 936,337,486	$ (555,582,966)

4.       INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has entered into a contract with Metropolitan Life Insurance Company ("MetLife") which maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and is charged for participant withdrawals.  The contract is fully benefit responsive and therefore is included in the financial statements at contract value as reported to the Plan by MetLife.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The contract's effective annual interest rate was 2.60% and 4.75% for the years ended January 30, 2004 and January 31, 2003, respectively.

5.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.      RELATED PARTY TRANSACTIONS

One of the Plan's investments represents a money market fund managed by State Street.  State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  Fees paid by the Plan for overdraft expenses totaled $1,355 and $887 for the years ended January 30, 2004 and January 31, 2003, respectively.

At January 30, 2004 and January 31, 2003, the Plan held 43,798,543 and 48,053,267 shares, respectively of common stock of Lowe's

Companies, Inc., the sponsoring employer, with a cost basis of $537,335,693 and $546,414,680 respectively.  During the years ended January 30, 2004 and January 31, 2003, the Plan recorded dividend income of $5,000,268 and $2,441,980, respectively.

7.       TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated July 1, 2002, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code.  The Plan has been amended since applying for the determination letter; however, the Plan Sponsor and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

 8.       DIVERSIFICATION TRANSFERS

Diversification transfers from the former ESOP totaled $10,130,172 for the year ended January 31, 2003.  Prior to the merger of the ESOP into the Plan, a member of the ESOP who had attained age 50 and completed at least ten years of active participation in the ESOP had the right to elect to have a portion of his or her capital accumulation transferred (i.e, "diversification transfer")

to the Plan. An election to transfer must have been made on the prescribed form and filed with the ESOP committee within the

90‑day period immediately following the close of a plan year in the election period.

9.      OVERDRAFT TRANSFERS

State Street is authorized to transfer funds from the respective employee funds in order to avoid overdrafts, which occur when money needs to be transferred out of the Plan to comply with participant investment elections.  The transfers are invested in the State Street Bank Short-term Fund.  Any interest earned while investing in the State Street Bank Short-term Fund is transferred to the respective employee funds.

LOWE'S  401(K) PLAN
FORM 5500, SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JANUARY 30, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

* Lowe's Companies, Inc.	Common stock	**	$ 2,345,411,977

* State Street Bank	Short Term Investment - Money Market Type Fund	**	26,469,374

Metropolitan Life Insurance
Company, #25066	Annuity Contract	**	95,517,211

American Century - Twentieth
Century International Growth Fund	Mutual Fund	**	4,847,631

American Century Capital
Portfolios, Inc. Value Fund	Mutual Fund	**	9,601,334

American Century Ultra Fund Int.	Mutual Fund	**	562,687

Fidelity Equity Income Fund	Mutual Fund	**	21,158,033

Fidelity Magellan Fund	Mutual Fund	**	34,501,423

Franklin Value Investors Trust
Balance Sheet Investment Fund	Mutual Fund	**	13,433,460

Safeco Growth Fund	Mutual Fund	**	8,224,084

TRowe Price Mid Cap Growth	Mutual Fund	**	3,544,678

Vanguard 500 Index FD Admiral	Mutual Fund	**	2,179,389

Vanguard Life Strategy Fund
Conservative Growth Fund	Mutual Fund	**	8,042,358

Vanguard Life Strategy Fund
Moderate Growth Portfolio	Mutual Fund	**	8,240,249

Vanguard Life Strategy
Growth Fund	Mutual Fund	**	8,463,675

TOTAL INVESTMENTS			$2,590,197,563

*    Permitted party-in-interest

**  Cost information is not required for participant-directed investments and therefore, is not included.

                 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lowe's 401(k) Plan

July 28, 2004	/s/ Kenneth W. Black, Jr.
Date	Kenneth W. Black, Jr. Senior Vice President and Chief Accounting Officer